[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Michael Henderson
Marc Thomas
Robert Arzonetti
Christian Windsor

Re:	Capital One Financial Corporation
Amendment No. 3 to Registration Statement on Form S-4
Filed December 23, 2024
File No. 333-278812

Dear Messrs. Henderson, Thomas, Arzonetti and Windsor:

On behalf of our client, Capital One Financial Corporation (“Capital One”), we are providing this letter to the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Capital One is concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 incorporates by reference Discover Financial Services (“Discover”)’s Amendment No. 1 on Form 10-K/A (the “Discover 10-K/A”) to the Annual Report on Form 10-K for the year ended December 31, 2023, Amendment No. 1 on Form 10-Q/A to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (the “First Quarter Discover 10-Q/A”), Amendment No. 1 on Form 10-Q/A to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Second Quarter Discover 10-Q/A” and collectively with the Discover 10-K/A and the First Quarter Discover 10-Q/A, the “Amended Discover Reports”), and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, each filed by Discover with the SEC on December 23, 2024. The Amended Discover Reports include financial statements that were restated in response to discussions with the Staff and Staff of the Office of the Chief Accountant regarding Discover’s accounting approach for its card product misclassification (as defined in the Discover 10-K/A) and internal controls over financial reporting, in each case following the comments from the Staff set forth in its letters dated August 6, 2024, September 20, 2024 and October 11, 2024 with respect to the Registration Statement. We are separately furnishing to the Staff courtesy copies of Amendment No. 3 marked to show the changes to Amendment No. 2 to the Registration Statement.

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If you have any questions, please do not hesitate to contact me at (212) 403-1367, or my partner Matthew M. Guest at (212) 403-1341.

U.S. Securities and Exchange Commission

December 23, 2024

Very truly yours,

/s/ Brandon C. Price

Brandon C. Price

cc:	Matthew W. Cooper, General Counsel and Corporate Secretary, Capital One Financial Corporation

Matthew M. Guest, Wachtell, Lipton, Rosen & Katz